UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission file number 001-34886
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Elster Group SE
(Translation of Registrant’s Name into English)
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Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains an announcement of Elster Group SE dated November 18, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Christoph Schmidt-Wolf
Name:	Christoph Schmidt-Wolf
Title:	Managing Director and Chief Financial Officer

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and Chief Legal Officer

Date: November 18, 2011

November 18, 2011 -- Elster Group SE (NYSE: ELT) (“Elster” or the “Company”) met with members of the investment community today to discuss its current and future business plans.

The presentations, which can be viewed at http://investors.elster.com, included a corporate and financial overview, and reviews of each of its gas, water and electricity business units.  The Company emphasized that it expects its growth to come from advanced metering in all segments, as well as increasing gasification.

The Company based its future growth strategy on market expectations, including the anticipated accelerated rollout of Smart Meter deployments in Europe and the expansion of natural gas infrastructure in North America and elsewhere.  The Company announced that it is investing resources to improve its position to address these market opportunities.

More specifically, the Company plans to enhance its operations and manufacturing footprint to optimize operational efficiencies and to position the Company to take advantage of growth opportunities associated with near-term Smart Grid deployments in Europe and the expansion of natural gas infrastructure mentioned above.  Beginning in 2012, Elster plans to undertake measures to pursue this strategy, which is expected to include adapting Elster’s manufacturing footprint to create scalable regional core production centers and driving  further efficiency across its segments.  Elster believes that this reinvestment plan will align the Company to focus on key growth opportunities while simultaneously containing costs.

While the details of the actions to be taken and the timing of the reinvestment plan have not yet been finalized, Elster expects the total investment to be in the range of $40 million to $60 million over the next three years, with the majority of the costs to be incurred in 2012.  Elster anticipates a three year return on investment, and expects that the plan will result in sustainable margin improvement beginning in 2013.  In addition, the reinvestment plan is expected to yield cash flow accretion beginning in 2014.  Elster expects the plan to show a positive effect on net income beginning within one year of the start of the project.

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Special Note Regarding Forward-Looking Statements

This release contains forward-looking statements.  Elster may also make written or oral forward-looking statements in its reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties.  Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to the timing and financial impact of Elster’s reinvestment plan, as well as expectations for revenue or earnings per ADS or other performance measures.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “views,” “potential” and similar expressions.  These statements are based on current plans, estimates, assumptions and projections, and therefore readers should not place undue reliance on them.  Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties.  Elster cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement.  Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of the Annual Report on Form 20-F dated March 10, 2011 filed with the U.S. Securities and Exchange Commission.  Important factors that could cause actual results to differ materially from those in the forward-looking statements include: negative worldwide economic conditions; instability and volatility in the worldwide financial markets; growth expectations for Elster’s industry; the extent of the revenues Elster derives from sales to the utility industry; the transition to more advanced technology in the industry, including increasing competition from industries Elster previously viewed as distinct from Elster’s; Elster’s ability to develop new products and technologies and the extent of the revenues Elster derives from Smart Grid technology; possible changes in current and proposed legislation, regulations and governmental policies, including with respect to radio frequency licensing and certification requirements; the fluctuations of Elster’s operating results due to the effect of exchange rates; volatility in the prices for, and availability of, components, raw materials and energy used in Elster’s businesses including as a result of disruptions to the supply chain resulting from the earthquake and tsunami in Japan earlier in 2011 and the flooding in Thailand in fall 2011; Elster’s ability to raise capital to refinance its indebtedness; Elster’s ability to manage its outsourcing arrangements; or other factors.